SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For the Month of May 07, 2003

                         Commission file number: 0-30924


                                   MARCONI PLC

             (Exact name of Registrant as specified in its Charter)


                                   4th Floor
                                 Regents Place
                                338 Euston Road
                                    London
                                    NW1 3BT
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.





 Telstra selects Marconi as a preferred supplier for next generation photonics and sdh network equipment


  Marconi's Smart Photonix and 10Gbps SDH products to support the evolution of Telstra's inter-capital, metropolitan and regional transmission network


London and Melbourne - 7 May 2003 - Marconi (MONI) has been selected as one of two preferred suppliers of next generation 10G, or Gigabits per second (Gbps), Dense Wave Division Multiplexer (DWDM) and Synchronous Digital Hierarchy (SDH) products for the inter-capital, metropolitan and regional networks of Telstra Corporation in Australia.

Under the frame agreement, Marconi is positioned to supply hardware as well as commissioning and support services to Telstra when the carrier upgrades its transmission network to 10Gbps capacity. The upgrade will be scheduled in accordance with customer and network requirements.

Marconi's next-generation optical and SDH products will allow Telstra to seamlessly upgrade its existing 2.5Gbps transmission network, which already includes a large proportion of Marconi technology, in an economic and responsive fashion.

Telstra's managing director, Wireline & Wireless, Mr Ken Benson, said: "We have undertaken a thorough technical and economic evaluation of proposals from a number international vendors. We are confident that the vendors we have chosen will enable us to cost efficiently meet the evolving needs of our customers and maintain our leading industry position."

"The speed and capacity offered by moving to 10Gbps is an important component of Telstra's plans to provide residential and business customers with high quality broadband services," Mr Benson said.

Commenting on the signing, Paul Butcher, managing director, Marconi Australia, said: "We are delighted to be selected as a preferred supplier for our suite of next-generation DWDM and SDH products to Telstra. This gives us the opportunity to have a significant impact on how its network provides for its customers' needs in an increasingly broadband-oriented world."

Marconi's SmartPhotonix and SDH products are in use with more than 100 telecommunications service providers throughout the world, including a number in Australia and New Zealand.

ENDS/...

Note to Editors

Marconi's SmartPhotonix suite offers a range of DWDM products including metro, point-to-point and core solutions. The solutions are scalable to match dynamic traffic growth, as well as being flexible and resilient, with the ability to provide remote provisioning of services. The use of common cards and shared technology delivers cost savings and network simplification. The products are all capable of full interworking and have a common management platform, whilst at the same time providing a modular upgrade path to next generation networking.

Marconi's next generation SDH transmission systems can move data at speeds of up to 10 Gigabits per second (Gbps) over both copper and fibre optic networks. A single SDH multiplexer can perform the same task as an older PDH (Plesiochronous Digital Hierarchy) 'multiplexer mountain', reducing equipment costs and maintenance overhead. In addition, the 'drop and add' capabilities of SDH multiplexer equipment allow networks to be easily and flexibly re-reconfigured to match variations in the traffic level on the network. Marconi's next generation portfolio offers simple and cost effective migration to multiservice networks and is designed for evolving networks and flexible provisioning.

ENDS/...

About Marconi plc

Marconi plc is a global telecommunications equipment and solutions company. The company's core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company's customer base includes many of the world's largest telecommunications operators.

The company is listed on the London Stock Exchange under the symbol MONI. Additional information about Marconi can be found at www.marconi.com.

Copyright (c) 2003 Marconi plc. All rights reserved. All brands or product names are trademarks of their respective holders.



About Telstra Corporation

Telstra is Australia's leading telecommunications carrier and a world-class fully integrated, full service provider across wireline, ADSL, HFC, satellite and digital wireless networks and platforms. Telstra has more than 10 million household, business and wholesale customers. Telstra is Australia's leading ISP, has the most highly accessed family of internet portals and sites and provides entertainment and multimedia content over its broadband network and through its Pay-TV joint venture Foxtel.

Telstra owns and operates one of the most technologically advanced networks, offering end-to-end solutions ranging from broadband, IP, mobile and intelligent network services, to voice and data network hubs, call centres and advanced multimedia and e-commerce applications. It has business operations in North America, UK/Europe and the Asia-Pacific region.

A top tier global carrier with total 2001/02 revenue of A$21 billion, Telstra has one of the best known brands in Australia.


Contacts

David Beck / Joe Kelly

Public Relations
+44 (0) 207 306 1771
+44 (0) 207 306 1490

joe.kelly@marconi.com


Heather Green

Investor Relations
+44 (0) 207 306 1735

heather.green@marconi.com






                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI CORPORATION PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary

7th May 2003